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Exhibit 12.1

Statements Regarding Computation Ratios of Earnings to Fixed Charges

	Year Ended March 31,
	2015	2014	2013	2012	2011
Earnings:
Net earnings (loss) before income taxes	$(382,312)	$(19,213)	$(62,543)	$(185,459)	$27,403
Less: capitalized interest	—	—	(2,928)	(4,077)	(2,018)
Total earnings (loss)	(382,312)	(19,213)	(65,471)	(189,536)	25,385
Fixed Charges
Interest and debt expense	$51,336	$66,315	$67,010	$74,630	$77,007
Capitalized interest	—	—	2,928	4,077	2,018
Portion of rentals representing an interest factor	4,541	3,980	3,742	4,957	1,079
Total fixed charges	55,877	70,295	73,680	83,664	80,104
Earnings (deficit) available for (applied to) fixed charges	(326,435)	51,082	8,209	(105,872)	105,489
Ratio of earnings to fixed charges	–5.8x	0.7x	0.1x	–1.3x	1.3x

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  Exhibit 12.1
Statements Regarding Computation Ratios of Earnings to Fixed Charges